VIA EDGAR

September 4, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Symyx Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009
File No. 000-27765

Dear Mr. Gilmore:

On behalf of Symyx Technologies, Inc. (“Symyx” or the “Company”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2009, with respect to the Company’s filings listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

General

1.            We note your risk factor disclosure on page 12 stating that the fourth quarter has historically been your strongest quarter, and we further note the reference on page 43 to “the seasonality of [y]our business.”  As it appears that the seasonal nature of your business may be material, please advise why you have not provided in the Business section the disclosure called for by Item 101(c)(1)(v) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. As noted in the Staff’s comment, information regarding the seasonality of the Company’s business is included in other sections of the Company’s Annual Report. The Risk Factor section includes a description of the seasonality of the Company’s business, as well as the reasons contributing to and the impact of such seasonality. The impact of such seasonality on the Company’s cash position is described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section under the heading ”Liquidity and Capital Resources.” In response to the Staff’s comment, the Company will include in its future filings additional disclosure regarding the seasonality of its business in the Business section, as well (to the extent it remains applicable).

Competition, page 8

2.            You have indentified several competitors in the markets in which you compete, and disclosed certain factors in each market with respect to which you believe Symyx competes favorably.  In future filings, please expand your disclosure as necessary to include all principal methods of competition (e.g., price, service, warranty or product performance), and to discuss any negative factors pertaining to your competitive position.  See Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. In future filings, the Company will expand the disclosure as appropriate to include the principal methods of competition and discuss negative factors pertaining to the Company’s competitive position, to the extent they exist (if known or reasonably available to the Company).

Item 1A. Risk Factors

“We depend on a limited number of suppliers…,” page 20

3.            You state that key parts of your tools are available only from a single or limited number of suppliers, and that delays in supplies from these vendors would materially and adversely affect your business.  We note also the general disclosure on page 6 regarding your reliance on third-party manufacturers and suppliers for the majority of your tool components.  Please elaborate on the nature of your dependence on, and the material terms of your agreements with, these suppliers; and advise what consideration you gave to identifying in your filing any material suppliers to the company.  In addition, we note that you do not appear to have filed as exhibits to your Form 10-K any agreements with third-party suppliers.  Please provide us with your analysis as to how you concluded you are not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreements with any limited-source suppliers of key components of your products.

Response:

The Company respectfully submits that the supplier agreements are not material to the Company within the meaning of Item 601(b)(10) of Regulation S-K, and therefore are not required to be filed as exhibits to the Form 10-K. These contracts do not fall into the categories set forth in subparagraphs (A) through (D) of Item 601(b)(10)(ii), which would require their disclosure despite the fact that the contracts were made in the ordinary course of the Company’s business. Item 601(b)(10)(ii) provides that a contract that ordinarily accompanies the kind of business conducted by a registrant need not be filed unless it is a:

“contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

As noted in the Staff’s comment, some of the Company’s tool components are supplied by a single supplier. These custom components are purchased pursuant to contracts that are entered in the ordinary course of business, and the Company is not bound by any long-term supply agreement with any such supplier. The Company analyzed its relationships with such suppliers and reached the conclusion that the Company’s business does not “depend to a material extent” on any of these contracts. The Company’s analysis is based primarily on the expected results upon termination of such supply agreements. The Company believes that if any of these supply agreements were to be terminated unexpectedly, the Company would be able to enter into a  replacement supply agreement with a new supplier within a reasonable time period thereafter. In fact, in recent years the Company has switched some of its sole source suppliers, for various reasons, to purchase supplies of needles, vials, injection-molded microwasher hair frames, trays, and valves. In addition, in most cases where the Company has made an initial decision to select a sole-source vendor, and when it has switched the procurement of a component to a new sole-source vendor, the Company has initiated a request for proposal or similar competitive bidding process, to which multiple vendors have responded. Upon unexpected termination of a sole supply agreement the Company may suffer a delay in production of its tools because of the need to have a new supplier produce the custom component. As a result of this production delay, the delivery of the tools (and the recognition of the associated revenue) may occur in a later quarter than the quarter the Company initially expected. Due to this possible result the Company provided the risk factor identified in the Staff’s comment.

This being said, to address the Staff’s comments, the Company would agree to include additional information regarding the nature of the Company’s dependence on such suppliers in future Annual Reports on Form 10-K filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Goodwill, Intangible Assets and Other Long-Lived Assets, page 34

4.            We note you incurred significant impairment charges during the fourth fiscal quarter of 2008.  Please tell us what consideration you gave to providing quantitative and qualitative disclosure of the sensitivity of your goodwill and long-lived asset valuations to changes in your methodologies or assumptions.  See Section V of SEC Release 33-8350.

Response:

To further expand upon the Critical Accounting Policies Goodwill, Intangibles Assets and Other Long Lived Assets disclosure section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company added the “Impairment to Goodwill, Intangibles and Other Long-Lived Assets” section to the MD&A on page 29 of the 10-K filing. The Company believes that these two disclosures combined, provide sufficient quantitative and qualitative disclosure of the goodwill and long-lived asset valuations.

The discount rate and the terminal multiple were the most significant estimates used in the Software Business Unit enterprise valuation model. A 1.0 percent change in the discount rate could alter the enterprise value of the Software Business Unit by approximately $8 million (or 8% of the enterprise value). A corresponding 1.0 percent change in the terminal multiple could alter the Software Business Unit enterprise value by approximately $5 million (or 5% of the enterprise value). The Company believes that given the relative immateriality of the effect of these changes to the total valuation of the enterprise, further disclosure on such sensitivity would not be material to investors.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 56

5.            We note in your disclosure that for arrangements that require significant production, modification, or customization of your software where such services are considered essential to the software’s functionality, you appear to be using the completed-contract method for revenue recognition.  If that is the case, tell us the facts and circumstances related to these arrangements that you considered in determining that this method of accounting is appropriate, including your consideration of paragraphs 31 through 33 of SOP 81-1.  In your response, for arrangements that include acceptance provisions as noted in your disclosure, tell us your consideration of SAB Topic 13.A.3.b. and TPA 5100.67. Additionally, for arrangements that include post-contract support (PCS), tell us whether you have established vendor-specific objective evidence (VSOE) of PCS and your consideration of TPA 5100.49.

Response:

Software license arrangements that require significant production, modification, or customization of our software, where such services are considered essential to the software's functionality, have been rare for us, and no revenue has been recognized from arrangements of this nature in 2006, 2007, 2008, or 2009.  Since Symyx has not earned revenue from these arrangements in the current financial statements, we will remove the related disclosures on such arrangements in our revenue recognition policy in the next quarterly filing.  In future filings, if the revenue from such arrangements is significant, we will ensure that our MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of our basis of presentation and discuss the reasons for such presentation.

6.            Please tell us where you classify revenues and related costs related to arrangements that require significant production, modification, customization of your software in your Consolidated Statements of Operations.  If you classify these revenues and related costs within a single line item or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Response:

As noted in our response to Comment 5 above, arrangements that require significant production, modification, or customization of our software have been rare for us, and no revenue has been recognized in 2006, 2007, 2008, or 2009 from arrangements of this nature.  Since Symyx has no revenue from these arrangements in the current financial statements, we will remove the reference to these arrangements in the next quarterly filing.  In future filings, if the revenue from such arrangements is significant, we will ensure that our MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of our basis of presentation and discuss the reasons for such presentation.

7.            We note in your disclosure related to software license and database content fees that you enter into multiple element arrangements that include multiple products and/or services.  We also note that you allocate revenue among each element based on VSOE of fair value (determined by the sales price when each element is sold separately) and if the fair value of all elements have not been determined, revenue is allocated using the residual method.  Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements.  In your response, as it relates to PCS, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value.  For instance, does the price charged for the PCS vary from customer to customer?  If so, please explain how you determined that you can reasonably estimate the fair value of PCS.  In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.  If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of PCS that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Response:

In accordance with paragraph 10 of SOP 97-2, Symyx has established VSOE of the fair value of each element by reference to the price charged when the same element is sold separately, and in accordance with paragraph 57 of SOP 97-2, in multiple element arrangements the total fee from the arrangements is allocated among the elements based on VSOE of fair value.  Symyx has established VSOE of fair value of PCS for our LEA Software product through stand alone renewal transactions whereby a substantial majority of transactions are priced within a reasonably narrow range. As accounted for using VSOE of fair value, our LEA software license and PCS constituted approximately 5% of total revenue for fiscal 2008.   We have not established VSOE of the fair value of PCS or other services bundled with our other software licenses or database content offerings.

We have defined a “substantial majority” and a “reasonably narrow range” as the point where approximately 80 percent of the transactions are priced within a range of plus or minus 15 percent from the midpoint of the range. Our assertion that we have established VSOE of the fair value of PCS for our LEA Software product is supported by statistics which show that our population of PCS transactions that fell within the plus or minus 15 percent range exceeded 80 percent. We track the per-seat pricing of PCS of renewal transactions to ensure they are consistently priced within this range. We review this analysis on a quarterly basis to ensure that we continue to maintain VSOE of the fair value of LEA PCS.  Our experience has been that we have maintained a PCS renewal price that is consistent on a percentage of license fee basis, from customer to customer, in all regions.

Typically, our agreements do not include stated future renewal rates unless the customer enters into a non-cancellable obligation to continue support at the stated rate throughout the period that the future rate is guaranteed. However, the majority of our LEA customers do renew their PCS and all customers who have renewed PCS have done so at a rate consistent with pricing specified in the first year of their contract (usually with adjustment for CPI).  Quantitatively, in excess of 80% of the population of data falls within the plus or minus 15 percent range of our median PCS rate as a percentage of license fees (VSOE of the fair value).

8.            We note that for multi-year licensing arrangements, revenue is deferred and recognized as revenue ratably over the coverage period.  We also note that certain multi-year software licensing arrangements include rights to receive future versions of software products on a when-and-if-available basis.  For multi-year licensing arrangements that do not include rights to receive future versions of software products on a when-and-if-available basis, clarify why revenue is being recognized over the coverage period.

Response:

All of our multi-year licensing arrangements have included bundled PCS, including the right to receive future versions of software products on a when-and-if-commercially available basis.  We have not sold PCS separately from a multi-year licensing arrangement or entered into a multi-year licensing arrangement without bundled PCS.

Accordingly, in future filings we will remove the word “Certain” in our Summary of Significant Accounting Policies and state instead that, “Multi-year software licensing arrangements include rights to receive future versions of software products on a when-and-if-commercially available basis.”

Note 2. Research and Development Arrangements, page 64

9.            Help us better understand your revenue recognition policy related to your research and development arrangements.  In this regard, we note that your major collaboration arrangements appear to include multiple elements that include software licenses, PCS and services.  Clarify the terms of these arrangements and tell us how you accounted for each element, including whether the fair value of each element has been established, as well as the accounting literature relied on.

Response:

The majority of our research and development arrangements have not included multiple elements (software licenses, PCS and services).  Our typical research and development arrangement includes only research services (contracted and paid for on a time and materials basis) with provisions for possible future royalties upon successful commercialization of products, which embody intellectual property created during the research collaboration.  The revenue for these research services is recognized as the services are delivered.  The royalty income,which is contingent revenue at the time of signing the agreement, is recognized when receivable.

However, we have entered into a few larger collaboration arrangements that have included multiple elements (software licenses, PCS services, software deployment services, IP license fees, and research services), all to be provided ratably over the term of the agreement.  These arrangements also typically state general terms and conditions by which the customer can purchase Symyx Tools (robotics equipment) with such future purchases to be negotiated and separately contracted for if/when such Tools are developed and made commercially available during the term of the collaboration arrangement.   In these multiple element arrangements, the Company has applied EITF 00-21 to determine the units of accounting and SAB 104, SOP 97-2 (in particular paragraph 58).

On the contract date, the only undelivered elements in these collaboration arrangements were software deployment services and research services (which are contracted on a full time equivalent basis ratably over the course of the arrangement) and software PCS, which are delivered by Symyx ratably over the contractual term.  The VSOE of the fair value has not been established for any of the elements (software licenses, PCS services, software services, IP license fees, and research services) included in these multi-element collaboration arrangements, and as such all revenue is recognized ratably over the entire contract term as the services are delivered.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 82

10.           You state that your chief executive officer and chief financial officer concluded that, as of December 31, 2008, your “disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that the information required to be disclosed by [you] in reports [you] file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions for such reports.”  These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e), which we note you have provided in full in the second paragraph of this section.  In your response letter, please confirm, if true, that your officers evaluated and concluded that as of December 31, 2008, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15(e).

Response:

The Company respectfully submits to the Staff that it believes it is in compliance with the requirement for the following reasons:

•	the Company defines “disclosure control procedures” in the first sentence of Part II, Item 9 by specific reference to Rule 13a-15(e);

•
the first sentence of Rule 13a-15(e) defines “disclosure controls and procedures” as “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.”  The Company’s statement tracks this language, in that it states that the Company’s principal executive officer and principal financial officer have concluded that “the information required to be disclosed by us in our periodic SEC reports are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and the SEC reports.”  As permitted by Section II.F.4. of SEC Release No. 33-8238, the Company concludes that its disclosure controls and procedures are “effective to provide reasonable assurance,” which is an affirmative statement that they provide assurance at this level;

•
in the second paragraph of Item 9A the Company provides a more detailed explanation of what controls and procedures encompass, which “include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure;” and

•	the Company concluded that its disclosure controls and procedures (which it defines by specific reference to the rule, which includes the second sentence of the definition), were effective.

This being said, the Company notes the Staff’s concerns and, in response to these concerns, intends to change the disclosure in the first paragraph in future filings to read substantially as follows (provided that the disclosure continues to be true):

“Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this [Quarterly Report on Form 10-Q]. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.”

In response to the Staff’s comment, the Company also confirms to the SEC that the following is true (changes from the Annual Report for the fiscal year ended December 31, 2008 appear as underlined text):

“Under the supervision and with participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2008, such disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that the information required to be disclosed by us in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions for such reports, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
LIMITATIONS ON THE EFFECTIVENESS OF CONTROLS
Our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2008, that our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of our disclosure control system were met.”

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 29, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation, page 19

11.           You disclose that your compensation committee engages in benchmarking certain elements of executive compensation against compensation data from peer companies.  We note further that you have identified in your filing certain companies that make up a “representative subset of the Compensation Peer Group.”  Please identify all of the component companies against whom you benchmark executive compensation; or advise.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully submits that it does not believe that providing the full list of the Compensation Peer Group in its filings would benefit its investors, because of the relatively large amount of companies included in this list and the process by which the Compensation Peer Group is identified, as described below.

This being said, the Company notes the Staff’s concerns and, in response to these concerns, intends to revise its future filings to provide additional information regarding its benchmarking methods and the process by which the Compensation Peer Group is identified.

The Company’s Compensation Committee periodically updates the Compensation Peer Group; however, it does not do so every year. Because the Compensation Committee did not increase executive base salaries from 2007 to 2008 (other than with respect to Dr. Heritage, who was promoted during the course of 2008 and whose salary matched that of his direct peer), the Committee did not deem it necessary to perform a new formal salary benchmarking for 2008.

To identify appropriate peer groups, at the direction of the Compensation Committee, the Company historically started with a set of metrics that the Company’s Human Resources organization (“HR”) deems appropriate for salary benchmarking purposes.  As indicated in the Company’s filings, these metrics were set to identify technology and life sciences companies, broken into two sub-groups: (i) publicly traded companies of similar size to the Company; and (ii) regional companies in the San Francisco Bay Area that HR considers to be labor market competitors for local candidates.   HR orders from Radford Consulting, a prominent compensation consulting firm, (“Radford”)  a software compensation tool through which HR performs benchmarking queries, including on the two metrics identified above.  This software tool is linked to, and runs the queries on, a database populated by the results of a comprehensive employee and executive compensation survey conducted by Radford Consulting, in which the Company, along with thousands of other companies, participates. The Compensation Peer Group had been derived from all the companies resulting from these two queries and was usually broad.  To illustrate, a current  query in August 2009  yielded fifteen (15)  companies in category (i) and sixty-five (65) in category (ii) above, as the basis of the Compensation Peer Group (assuming that the Compensation Committee were to use the same benchmarking criteria today). The Company’s proxy statement listed a subset of the historical Compensation Peer Group to provide investors with a sense of the nature of the companies covered by each of the two target groups.  The Company does not believe that providing the full list of Compensation Peer Group companies would provide any material additional benefit to investors. Because benchmarking was not performed with respect to 2008 executive compensation, the Company does not have a list of the Compensation Peer Group companies for 2008.  In response to the Staff’s comment, the Company inquired whether Radford can provide such a list as of 2008, however, the Company was informed by Radford that it does not preserve sector-specific data from prior years and thus can not provide a list of the Compensation Peer Group as of 2008.

As noted above,  in response to the Staff’s concerns, the Company intends to revise its future filings to provide additional information regarding its benchmarking methods and the process for indentifying the Compensation Peer Group (to the extent it remains relevant at the time of such filing).

12.           You state that “the Compensation Committee generally sets compensation for executive officers at the 75th percentile of the base salary and target cash incentive compensation paid to similarly situated executives of the organizations comprising the Compensation Peer Group.”  Please disclose where actual payments fall relative to the targeted percentile for each applicable element of compensation for each of your named executive officers.

Response:

As noted in the Company’s response to Comment 11 above, Radford does not preserve sector specific data from prior years and thus can not provide compensation data with respect to the Compensation Peer Group as of 2008. In response to the Staff’s comment, the Company received from Radford compensation data as of 2008 based on Radford’s full data-base, which includes all companies that participated in its survey for 2008 (i.e. not just the Compensation Peer Group) (“Radford’s List”). The table attached as Exhibit A to this response letter sets forth the 75th percentile of each of the base salary and the target cash incentives, by job category, paid to executives of companies in Radford’s List.  The table also sets forth, with respect to each named executive officer (“NEO”) in the Company’s 2008 Summary Compensation Table, the actual base salary and discretionary bonus paid to that NEO.

2008 Executive Compensation Components

Short-Term Cash Incentive Compensation Awards, page 21

13.           You disclose that you rely in part on non-GAAP financial measures of revenue, operating income, and earnings per share as targets in determining incentive compensation for your named executive officers.  Please explain briefly in future filings how each of these measures is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will explain briefly in its future filings how each of these measures is calculated from its audited financial statements.

Discretionary Cash Bonuses, page 22

14.           Please expand your disclosure regarding the discretionary bonuses awarded to certain of your named executive officers in 2008 to provide a materially complete analysis of the specific factors considered by the compensation committee in awarding these bonuses.  You refer generally to the recipient named executive officers’ “contributions in 2008 based upon the Compensation Committee’s assessment of their individual performance against their documented goals for the fiscal year,” but you do not provide adequate qualitative or quantitative disclosure of the contributions or the documented goals that the committee considered in determining to award the bonuses; nor do you describe the reasons the committee believes the amounts paid to each named executive officers are appropriate in light of the various items it considered in awarding discretionary bonuses.

Response:

As indicated in the Company’s filings the annual performance goals for 2008 under the Company’s 2007 Executive Annual Cash Incentive Plan (the “Bonus Plan”) were not achieved and, therefore, there was no payout under the Bonus Plan. However, management proposed, and the Compensation Committee approved, a discretionary cash bonus payment that was based on a pay-for-performance philosophy for the Company’s  business unit leaders at the time (Richard Boehner and Trevor Heritage); for two executives from the General and Administrative function (“G&A”) ( Rex Jackson and Rick Rosenthal); and for its Senior Vice President, Sales (Kevin Cronin). The actual bonus payment awarded to each executive was based on a recommendation made by management to the Compensation Committee. Such recommendation was based on management’s good faith estimate of the individual performance of such executive and the financial performance of the business unit or function in which such executive serves (with the exception of the Company’s Chief Executive Officer, who requested not to receive a bonus with respect to 2008; and Gerard Abraham, who was terminated in 2008). Based on such good faith estimate and the performance of the unit in which such executive served, the discretionary bonus was set as a percentage of the Bonus Plan target bonus amount for such executive. With respect to the Senior Vice President, Sales, the Company used a weighted average of the bookings levels achieved by the three business units (or function) against their respective target plans in order to determine the level of bonus.

The Compensation Committee’s objective in providing the discretionary bonuses described above was to reward executives’ performance and to advance the notion of pay for performance. Below is a list of the discretionary bonus actually paid by the Company and the percentage such bonus reflects of the Bonus Plan target bonus amount:

NEO	Discretionary Bonus Payout	Percentage of the Bonus Plan Target Bonus Amount

Rex Jackson	$128,700	60%
Trevor Heritage	$141,728	63%
Richard Boehner	$70,200	36%
Isy Goldwasser	$0	0
Rick Rosenthal	$46,872	60%
Gerard Abraham	$0	0
Kevin Cronin	$114,000	57%

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 29, 2009)

Review, Approval or Ratification of Transactions with Related Persons, page 37

15.           The disclosure in this section appears limited to your policies related to future transactions with related persons, as opposed to your historical policies.  For example, you state that it is your policy that “future transactions with affiliates…will be on terms no less favorable to [you] than [you] could have obtained from unaffiliated third parties,” and that your audit committee “will review and approve any transactions required to be disclosed pursuant to SEC Regulations S-K, Item 404.”  Please confirm, if accurate, that the policies described in your filing have been in place since at least the beginning of your fiscal year 2008, and revise your disclosure in future filings as appropriate.  Please also confirm, if accurate, that all transactions required to be reported under Item 404(a) since the beginning of your fiscal year 2008 were reviewed and approved pursuant to your policies; or provide the disclosure called for by Item 404(b)(2) of Regulation S-K.”

Response:

In response to the Staff’s comment, the Company confirms that the policies described in the Company’s proxy statement on Schedule 14A under the heading “Review, Approval or Ratification of Transactions with Related Persons” (page 37) have been in place at least since January 1, 2008 and that all transactions since January 1, 2008 required to be reported under Item 404(a) of SEC Regulation S-K were reviewed and approved pursuant to such policies.

The Company acknowledges the Staff’s comment and intends to revise its disclosure, as requested, in future proxy statements on Schedule 14A substantially as follows (to the extent it remains true at the time):

“Review, Approval or Ratification of Transactions with Related Persons

As set forth in our Audit Committee charter, it is our policy that transactions with affiliates, including any loans we make to principal stockholders or other affiliates, will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.  Our Audit Committee reviews and approves any transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.  The Audit Committee also discusses with management the business rationale for the transactions and whether appropriate disclosures have been made.  These transactions are then subject to approval by our Board, including a majority of the independent and disinterested members or, if required by law, a majority of our disinterested stockholders.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 2. Stock-Based Benefit Plans, page 9

16.           We note in your disclosure that you have granted restricted stock and restricted stock units to your employees and members of the Board of Directors.  Tell us whether the holders of unvested restricted stock and restricted stock units have nonforfeitable rights to dividends or dividend equivalents.  In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to FSP EITF 03-6-1.

Response:

Restricted Stock Units. Prior to the issuance of the actual restricted shares, holders of Company’s restricted stock units do not have any rights with respect to the shares subject to the restricted stock unit, including any voting rights or rights to dividends. Section 5 of the Restricted Stock Unit Agreement - Symyx Technologies, Inc. 2007 Stock Incentive Plan (filed as Exhibit 10.26 to the Company’s Annual Report for the Fiscal year ended December 31, 2008) sets forth this principle as follows:

“5. Right to Shares.  The Grantee shall not have any right in, to or with respect to any of the Shares (including any voting rights or rights with respect to dividends paid on the Common Stock) issuable under the Award until the Award is settled by the issuance of such Shares to the Grantee.”

In light of the above-mentioned characteristic of the Company’s restricted stock unit awards, they would not be considered participating securities under FSP EITF 03-6-1 and are not included in the computation of earnings per share (“EPS”) of the Company based on the guidance including FSP EITF 03-6-2.

Restricted Stock Awards.

The Company’s Restricted Stock Plan states that the Company shall disburse to the Grantee all regular cash dividends with respect to the Shares and Additional Securities (whether vested or not), less any applicable withholding obligations.   FSP EITF 03-6-1 states that, “Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method.”  As such, shares of restricted stock would be considered participating securities under the guidance in FSP EITF 03-6-1.  However, the FSP EITF 03-6-1 also states, “the provisions of this FSP need not be applied to immaterial items.” At December 31, 2008 and 2007, the Company had 0 and 91,000 unvested shares of restricted stock outstanding.  The weighted-average number of unvested shares of restricted stock outstanding during the years ended December 31, 2008 and 2007 was deemed immaterial. Furthermore, since the Company was in a loss position in 2008, the shares of restricted stock were excluded from the EPS calculation, as they would have been anti-dilutive.  As such, we did not believe that it was necessary to include disclosure of the excluded restricted stock in our computation of EPS under the two-class method.  During the periods ended March 31 and June 30, 2009, there were no outstanding shares of restricted stock.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Exhibits 31.1 and 31.2, Certifications

17.           We note here and in your prior Form 10-Q for the fiscal quarter ended March 31, 2009, that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual.  Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein.  In future filings, please do not include the person’s title in the identification of the certifying individual at the beginning of each certification.

Response:

The Company acknowledges the Staff’s comment and will revise the language appropriately in future filings.

* * * *

In addition, Symyx Technologies, Inc. acknowledges:

•	Symyx Technologies is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Symyx Technologies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 720-2586, if you have any questions or would like any additional information regarding this matter.

Sincerely,

By:	/s/ Charles D. Haley
Charles D. Haley
Senior VP, General Counsel and Secretary

cc:	Isy Goldwasser, Chief Executive Officer
Rex S. Jackson, Chief Financial Officer

EXHIBIT A

Title	Radford 75th Percentile*	Radford Target Bonus*	Radford Target Bonus Dollars	Employee Actual Salary	Actual Symyx Target Bonus 2008	Actual 2008 Bonus Payout

CEO (Goldwasser)	$654,100	100%	$654,100	$420,000	65%	$0
BU President (Heritage)	$340,000	70%	$238,000	$300,000	65%	$141,728
BU President (Abraham)	$340,000	70%	$238,000	$290,000	65%	$0
BU President (Boehner)	$340,000	70%	$238,000	$300,000	65%	$70,200
CFO (Jackson)	$385,000	75%	$288,750	$330,000	65%	$128,700
SVP Finance (Rosenthal)	$258,500	45%	$116,325	$260,000	30%	$46,872
SVP Sales (Cronin)	$304,400	85%	$258,740	$250,000	80%	$114,000

*Based on data by job code, all companies in Radford survey; no revenue restrictions; data run July 2008